                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                                Amendment No. 1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                        United Oklahoma Bankshares, Inc.
                        --------------------------------
                           (Name of Subject Company)

                             Ameribank Corporation
                             ---------------------
                                    (Bidder)

                    Common stock, par value $1.00 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  911266-10-4
                                  -----------
                     (CUSIP Number of Class of Securities)

                               D. Wesley Schubert
                             Ameribank Corporation
                               201 North Broadway
                            Shawnee, Oklahoma  74801
                                 (405) 273-5000
         (Name, Address, and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                With copies to:

                          N. Martin Stringer, Esq.
                       McKinney, Stringer & Webster, P.C.
                         101 North Broadway, Suite 800
                                 (405) 239-6444
Calculation of Filing Fee

                Transaction valuation*      Amount of Filing Fee

                       $308,538                   $61.71


* For purposes of calculating the filing fee only, this calculation assumes the purchase of 617,076 shares of common stock of the subject company at $0.50 net per share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $147.80
                       -------------------------------------------------------
Form or Registration No.:         Schedule 14D-1
                         -----------------------------------------------------
Filing Party:          Same
             -----------------------------------------------------------------
Date Filed:           November 3, 1995
           -------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Ameribank Corporation
              I.R.S. Identification No. 73-1162060
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /X/
                                                                       (b)  / /
              See Exhibit (c)(1) for written agreement to file as a group.
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

               Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Oklahoma
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               902,266
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               35.6% (Excludes 273,148 shares of United Oklahoma Bankshares, Inc. ("United") Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

               HC; CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              George N. Cook
              S.S. No. ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                       (b) / /

              See Exhibit (c)(1) for written agreement to file as a group.
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /

               Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Right to acquire 147,370 shares of United Common Stock from Ameribank Corporation
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              D. Wesley Schubert
              S.S. No. ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                       (b) / /
              See Exhibit (c)(1) for written agreement to file as a group.
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /

               Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Right to acquire 147,370 shares of United Common Stock from Ameribank Corporation
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Michael Adcock
              S.S. No. ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                       (b) / /
              See Exhibit (c)(1) for written agreement to file as a group.
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   / /

               Not Applicable
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Right to acquire 147,370 shares of United Common Stock from Ameribank
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES* / /


--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

               5.8% (Excludes 273,148 shares of United Common Stock held by United as Treasury Stock)
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                 Ameribank Corporation (the "Purchaser") amends and supplements its Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission on November 3, 1995 with respect to the Purchaser's offer to purchase up to 1,478,036 of the outstanding shares of common stock, par value $1.00 per share, of United Oklahoma Bankshares, Inc., an Oklahoma corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal.

                 Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning assigned to such term in the Schedule 14D-1.

ITEM 1.          SECURITY AND SUBJECT COMPANY.

                 The information set forth in Item 1(b) is hereby amended and supplemented by the following:

                 The Purchaser has amended and supplemented the Offer to Purchase pursuant to a Supplement No. 1 to the Offer to Purchase, dated December 5, 1995, (the "Supplement No. 1"), a copy of which is attached hereto as Exhibit (a)(8). Reference is hereby made to the information set forth in the Introduction of Supplement No. 1, which information is incorporated herein by reference.

ITEM 3.          PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                 COMPANY.

                 The information set forth in Items 3(a) and (b) is hereby amended and supplemented by the following:

                 Reference is hereby made to the information set forth in
         Section 6 ("Background of the Offer; Contacts with the Company") of Supplement No. 1, which information is incorporated herein by reference.

ITEM 5.          PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                 BIDDER.

                 The information set forth in Items 5(f) and (g) is hereby amended and supplemented by the following:

                 Reference is hereby made to the information set forth in
         Section 6 ("Background of the Offer; Contacts with the Company") and
         Section 7 ("Purpose of the Offer; Plans for the Company") of Supplement No. 1, which information is incorporated herein by reference.

ITEM 9.          FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                 The information set forth in Item 9 is hereby amended and supplemented by the following:

                 Reference is hereby made to the information set forth in
         Section 5 ("Certain Information Concerning the Purchaser") and
         Schedule II -- Unaudited Consolidated Balance Sheet at September 30, 1995 and Income Statement for the nine months ended September 30, 1995 of the Purchaser of Supplement No. 1, which information is incorporated herein by reference.

ITEM 10.         ADDITIONAL INFORMATION.

                 The information set forth in Items 10(b) and (f) is hereby amended and supplemented by the following:

                 Reference is hereby made to the information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Possible Effects of the Offer on the Market for the Shares; Margin Regulations"), Section 8 ("Certain Conditions of the Offer") and Section 9 ("Miscellaneous") of Supplement No. 1, which information is incorporated herein by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

                 99(a)(8) -- Supplement No. 1 to the Offer to Purchase, dated
                           December 5, 1995.

                 99(a)(9) -- Text of Press Release, dated December 5, 1995, issued by the Purchaser.

                                   SIGNATURE

                 After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        AMERIBANK CORPORATION

(Date) December 5, 1995
                                        By:   /s/ D. Wesley Schubert
                                           -----------------------------------
                                             Name:  D. WESLEY SCHUBERT
                                             Title: Vice President

                                 EXHIBIT INDEX


EXHIBIT    DESCRIPTION                                              SEQUENTIAL PAGE NO.
-------    -----------                                              -------------------
99(a)(8)     Supplement No. 1 to the Offer to Purchase,
           dated December 5, 1995.                                          5

99(a)(9)     Text of Press Release, dated December 5, 1995,
           issued by the Purchaser.                                         18